As filed with the Securities and Exchange Commission on September 21, 2000
Securities Act File No. 005-40894

	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	SCHEDULE TO
	ISSUER TENDER OFFER STATEMENT
	(Pursuant to Section 13(e)(1) of the
	Securities Exchange Act of 1934)
	(Amendment No. 1)

	Morgan Stanley Dean Witter Prime Income Trust
	(Name of Issuer)

	Morgan Stanley Dean Witter Prime Income Trust
	(Name of Person(s) Filing Statement)

	Common Shares of Beneficial Interest, Par Value $.01 Per Share (Title of Class of Securities)

	616971-107
	(CUSIP Number of Class of Securities)

	Barry Fink, Esq.
	Morgan Stanley Dean Witter Prime Income Trust
	Two World Trade Center
	New York, NY  10048
	(212) 392-1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
Statement)

__Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	__third-party tender offer subject to Rule 14d-1.
	X_issuer tender offer subject to rule 13e-4.
	__going-private transaction subject to Rule 13e-3.
	__amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X









     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO that was electronically transmitted via EDGAR on August 11, 2000 by Morgan Stanley Dean Witter Prime Income Trust (the "Trust"), with respect to the tender offer to purchase up to 20,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule TO to add the following supplemental information:

     (a)  The offer contained in the Offer to Purchase dated
August 16, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") expired at 12:00 midnight, New York City time on September 15, 2000.

     (b) 6,777,986.756 common shares, or approximately 2.3% of the outstanding shares as of the expiration date, September 15, 2000, were validly tendered through the expiration date and were not withdrawn and were purchased by the Trust at a price of $9.78 per common share, the net asset value of the common shares at the time the offer expired.


     (c)  The Schedule TO is hereby terminated.





























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	 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						 	MORGAN STANLEY DEAN WITTER
							PRIME INCOME TRUST
							/s/ Barry Fink
							Barry Fink
							Vice President and
							Secretary


September 21, 2000
























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